Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

September 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re: Blackstar Enterprise Group, Inc.

Amendment No. 4 to

Registration Statement on Form S-1

Filed August 1, 2022 File No. 333-257978

This letter is submitted by legal counsel to Blackstar Enterprise Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated August 29, 2022 relating to Amendment No. 4 to the Registration Statement on Form S-1 submitted to the Commission on August 1, 2022 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 5 (“Amendment No. 5”) to the Registration Statement. Amendment No. 5 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 5.

Amended Form S-1 filed August 1, 2022

Cover page

1.	Please revise here and throughout to disclose your common stock is currently quoted on the OTC Pink marketplace and update market price disclosure to the most recent practicable date. Please also clarify in the second risk factor on page 11 that your common stock is quoted on OTC Pink with the attendant risks of limited liquidity.

ANSWER: We have amended the OTCQB text to state OTC Pink throughout, updated market price disclosure and included a new risk factor on page 11.

1

Prospectus Summary

Description of Business, page 3

2.	Refer to your response to comment 1 and revisions on pages 37-44. For clarity, please make corresponding revisions to your summary disclosure to state that your use of "digital shares" and similar terms are the typical way securities are held and traded and are the same as DTCC eligible book-entry securities and that you are not "tokenizing" securities, but instead are using DLT for "back office" functionality to record transactions.

ANSWER: We have made edits to pages 38 & 39 with regards to this comment.

Item 11. Information With Respect To The Registrant

A. Description Of Business

Business Summary, page 27

3.	Refer to your response to comment 2. Please clarify in the definition on BlackStar Digital Trading Platform TM on page 29 that the platform is not currently operational.

ANSWER: We have added text to page 29 to satisfy this comment.

Proposed New Lines of Business, page 37

4.	Please revise the paragraphs under the "Background" subsection beginning on page 38 to remove the implication that your proposed platform will support transactions in crypto assets or explain the relevance of the discussion of tokens, coins, and other crypto assets.

ANSWER: We have made edits and added additional language to pages 38 and 39 with regards to this comment.

Regulatory Challenges, page 43

5.	Refer to comment 9 and your disclosures on pages 43-44. Please specifically discuss here your anticipated time frame for initiating the process to obtain any necessary approvals and use separate subheadings for your discussion of existing applicable regulatory regimes and for your discussion of prospective regulations and regulatory challenges.

ANSWER: Please see additional language added to pages 44 and 45.

We would suggest that what is disclosed in this amendment is sufficient on the context of the lack of any new regulations adopted by the SEC or FINRA and the lack of any other published guidance by SEC.

******

If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Michael Littman, counsel to the Company, at (720) 530-6184.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

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